Mail Stop 3561

May 31, 2006

Patrick A. Galliher, President
RMD Technologies, Inc.
308 West 5th Street
Holtville, California 92250

> **Re: RMD Technologies, Inc.**
> **Amendment No. 6 to Registration Statement on Form 10-SB**
> **Filed May 16, 2006**
> **Form 10-KSB/A for Fiscal Year Ended May 31, 2005**
> **Filed May 23, 2006**
> **Form 10-QSB for the period ended February 28, 2006**
> **Filed April 18, 2006**
> **File No. 0-51109**

Dear Mr. Galliher:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 6 to Form 10-SB

Risk Factors

Risks Relating to the Financing Arrangement

(a) Adjustable Conversion Price Feature…

1. In the first paragraph, you indicate that upon a default the conversion rate would be 125% of the amount due under the debentures, yet the disclosure in the Liquidity and Capital Resources section indicates that the conversion price would be 150%. Please reconcile these disclosures.

Risks Relating to the Common Stock

(b) Absence of Cash Dividends…

2. We note your response to comment 3 in our letter dated March 30, 2006. Please clarify World Am's relationship to you.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

3. Your current disclosures provide the underlying reasons for changes in gross profit related to your sales of refurbished products and recycling. In future filings, please provide a separate discussion of refurbished products and/or working equipment revenues, cost of refurbished products and/or working equipment sold, refurbished products and/or working equipment gross profit, recycling revenues, cost of recycling, and recycling gross profit. Your future disclosure should discuss changes in gross profit percentages. In this regard, we noted that there was a significant change in your recycling gross profit percentage when comparing the nine months ended February 28, 2005 to the nine months ended February 28, 2005 which is never explained. In addition, your current disclosure does not quantify changes in sufficient detail. Please ensure that your future disclosures quantify the impact of changes highlighted.

Financial Statements for Period Ended February 28, 2006

Balance Sheet

4. On January 27, 2006 you issued convertible debt and warrants to La Jolla Cove Investors, Inc. Based on review of your financial statements and Note 2, it appears that upon issuance you booked a $100,000 debt discount, representing 100% of the face value of the debt, and an offsetting derivative liability.

It appears that the conversion option represents an embedded derivative and therefore should be fair valued. Refer to SFAS 133. It appears that you valued this conversion option using the intrinsic value. Please revise and advise.

The estimated fair value of the warrant was determined using the Black-Scholes option pricing model which assumed stock price volatility of 1%. Please provide support for this volatility assumption.

We noted that there is a registration rights agreement for the shares underlying the conversion option and the warrants and significant damages can be incurred if the underlying shares are not registered. It is unclear to us how you considered this registration rights agreement when fair valuing this transaction. Note that the EITF recently deliberated the impact of liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19.   The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement. Please revise and advise.

Lastly, tell us the authoritative guidance that supports that the fair values assigned to the conversion option, warrants and, depending on your treatment, the registration rights agreement, are capped at the face value of the debt. Under SFAS 133 and EITF 00-19, it is possible that an immediate loss could be booked as a result of this transaction. Please advise and in your response please provide us with the fair value assigned to each, as applicable, and the offsetting financial statement balance debited.

Please revise your Form 10-QSB for the period ended February 28, 2006 to comply with this comment.

Financial Statements for Year Ended May 31, 2005

Notes to Financial Statements

Note 7. Restatement to Statements of Operations

5. We considered your response to comment 12 in our letter dated March 30, 2006. You did not make any changes as a result of our first bullet point. This comment is therefore issued for the third time. You made a significant reclassification of certain costs associated with sales and recycling revenues from the "selling, general, and administrative expenses" line item to the "cost of revenues" line item. You disclose that the "change was made because [you] determined that these costs were now considered to be materially significant and separately determinable." Given that your fiscal 2004 and fiscal 2005 cost of revenues are similar, we object to the implication that 2004 cost of revenues are immaterial. Please revise to remove this disclosure.

Exhibit Index

6. We note your response to comment 13 in our letter dated March 30, 2006 and that you have filed the promissory note with Ann Morrison as Exhibit 10.12. Please

revise the Exhibit Index so the numbers correspond to the filed exhibits. Please revise.

Amendment No. 2 to Form 10-KSB for Fiscal Year Ended May 31, 2005

Item 8A. Controls and Procedures

7. We considered your response to comment 15 in our letter dated March 30, 2006. Your certifications at Exhibits 31.1 and 31.2 state that you "Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting." This appears to be a required periodic certification for your principal executive officer and principal financial officer. As this is a required certification, please provide the disclosure in future filings as required by Item 308(c) of Regulation S-B, including the specific language as highlighted in previous comments. Please show us how your future disclosure will read.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Adam Phippen, Staff Accountant, at 202-551-3336 or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Brian Faulkner, Esq.
       Fax: 949-240-1362